Exhibit 99.1

36Kr Holdings Inc. Reports First Quarter 2022 Unaudited Financial Results

BEIJING, June 1, 2022 / PRNEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights

●	Number of followers[1] as of March 31, 2022 reached 24.1 million, increased by 25.5% from 19.2 million as of March 31, 2021.

●	Total revenues increased by 13.9% to RMB49.6 million (US$7.8 million) in the first quarter of 2022, from RMB43.5 million in the same period of 2021.

●	Revenues from online advertising services increased by 13.1% to RMB37.6 million (US$5.9 million) in the first quarter of 2022, from RMB33.2 million in the same period of 2021.

●	Revenues from enterprise value-added services increased by 35.4% to RMB9.3 million (US$1.5 million) in the first quarter of 2022, from RMB6.9 million in the same period of 2021.

●	Gross profit increased by 10.0% to RMB25.7 million (US$4.1 million) in the first quarter of 2022, from RMB23.4 million in the same period of 2021.

●	Net income was RMB32.6 million (US$5.1 million) in the first quarter of 2022, compared to net loss of RMB40.5 million in the same period of 2021.

1 “Number of followers” refers to the aggregate number of followers across the official accounts we own and/or operate on various social media and online platforms, including but not limited to Wexin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin and Bilibili.

Selected Operating Data

	For the Three Months Ended March 31,
	2021	2022
Online advertising services
Number of online advertising services end customers	132	135
Average revenue per online advertising services end customer (RMB’000)[2]	251.7	278.5

Enterprise value-added services
Number of enterprise value-added services end customers	28	35
Average revenue per enterprise value-added services end customer (RMB’000)[3]	246.3	266.8

Subscription services
Number of individual subscribers	172	220
Average revenue per individual subscriber (RMB)[4]	10,008.8	92.5

Number of institutional investors	57	88
Average revenue per institutional investor (RMB’000)[5]	29.7	30.1

Mr. Dagang Feng, co-chairman and CEO of 36Kr, commented, “We kicked off the year with a robust first quarter results despite the headwinds of recurring COVID-19 outbreaks and challenging external environment, delivering a double-digit top-line growth as well as yet another quarter of profitability in the first quarter of 2022. We are also encouraged to see our user engagement metrics continue to improve, demonstrating our enhanced brand influence and elevated value proposition to our consumers. As of the end of the first quarter of 2022, our followers exceeded 24 million, representing an increase of 25% year-over-year. Looking ahead, we will remain focused on our core competencies in delivering high-quality content and service offerings while also creating new programs and products to expand our business boundaries. Riding on China’s nationwide digital transformation and upgrade, we believe we are well-positioned to seize the immense opportunities in the New Economy-driven growth prospects and scale new heights as we start the next chapter of our development.”

Ms. Lin Wei, chief financial officer of 36Kr, added, “Our strong first quarter results set a positive keynote for the fiscal year 2022, with a 14% year-over-year growth in total revenues and a record high quarterly net income since our IPO of RMB33 million. While our advertising business continued its strong growth trajectory, increasing 13% year-over-year, our enterprise value-added services also recorded a remarkable growth of 35% year-over-year. In addition, our disciplined cost control measures, strengthened efforts in account receivable collection, as well as our strategic refocus on core business and disposal of certain lingering assets all contributed to our significantly improved profitability during the quarter. Moving forward, we will continue to be the torchbearer of the New-Economy, cultivating our ecosystem that serves diverse business communities and user base, while in the meantime also broadening our commercialization approach to empower our partners to achieve more and prosper together.”

2 Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3 Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4 Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

5 Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investors in the same period

First Quarter 2022 Financial Results

Total revenues increased by 13.9% to RMB49.6 million (US$7.8 million) in the first quarter of 2022, from RMB43.5 million in the same period of 2021.

•	Online advertising services revenues increased by 13.1% to RMB37.6 million (US$5.9 million) in the first quarter of 2022, from RMB33.2 million in the same period of 2021. The increase was primarily attributable to more innovative marketing solutions we provided to our customers. The number of advertising customers and the average revenue per advertising customer both increased in the first quarter of 2022.

•	Enterprise value-added services revenues increased by 35.4% to RMB9.3 million (US$1.5 million) in the first quarter of 2022, compared to RMB6.9 million in the same period of 2021.

•	Subscription services revenues were RMB2.7 million (US$0.4 million) in the first quarter of 2022, compared to RMB3.4 million in the same period of 2021. The decrease was primarily attributable to the decrease in revenues from individual subscriptions, as some of our offline training programs were cancelled or delayed due to the resurgence of COVID-19.

Cost of revenues was RMB23.9 million (US$3.8 million) in the first quarter of 2022, compared to RMB20.2 million in the same period of 2021. This increase was generally in line with the growth of the Company’s business. Staff costs were the main contributor to the increase in cost of revenues.

Gross profit increased by 10.0% to RMB25.7 million (US$4.1 million) in the first quarter of 2022, compared to RMB23.4 million in the same period of 2021. Gross profit margin was 51.8% in the first quarter of 2022, compared to 53.7% in the same period of 2021.

Operating expenses were RMB33.4 million (US$5.3 million) in the first quarter of 2022, compared to RMB64.8 million in the same period of 2021.

•	Sales and marketing expenses were RMB29.7 million (US$4.7 million) in the first quarter of 2022, compared to RMB35.7 million in the same period of 2021. The decrease was primarily attributable to the decrease in payroll-related expenses and marketing expenses.

•	General and administrative expenses were RMB(10.0) million (US$(1.6) million) in the first quarter of 2022, compared to RMB20.2 million in the same period of 2021. The fluctuation was primarily attributable to the release of the allowance for credit losses of RMB32.9 million, partially offset by the increase in payroll-related expenses. The release of allowance for credit losses was mainly due to collection of RMB36.6 million long-aged accounts receivable during the quarter, as we continuously increase our efforts in accounts receivable collection.

•	Research and development expenses were RMB13.8 million (US$2.2 million) in the first quarter of 2022, compared to RMB9.0 million in the same period of 2021. The increase was primarily attributable to the increase in payroll-related expenses, as we bolstered our research and development capabilities, especially for 36Kr Enterprise Review Platform.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB4.1 million (US$0.6 million) in the first quarter of 2022, compared to RMB2.7 million in the same period of 2021. The increase was primarily due to the grant of new share options.

Other income was RMB40.3 million (US$6.4 million) in the first quarter of 2022, compared to RMB1.0 million in the same period of 2021. In March 2022, the Company, as one of the investors in the round B financing of Hangzhou Jialin Information Technology Co., Ltd. (“Hangzhou Jialin”), acquired its 7.273% equity interests by transferring the 100% equity interests the Company held in Beijing Dianqier Creative Interactive Media Culture Co., Ltd. (“Dianqier”) to Hangzhou Jialin, which is a fresh produce supply chain solution provider in China. The subscription price is the same for the Company and other independent investors in this financing round. The fair value of equity interests the Company acquired is RMB 40 million. The Company recognized approximately RMB 38.0 million of gain arising from such investment and disposal in the first quarter of 2022.

Income tax credit was RMB5.0 thousand (US$1.0 thousand) in the first quarter of 2022, compared to RMB6.0 thousand in the same period of 2021.

Net income was RMB32.6 million (US$5.1 million) in the first quarter of 2022, compared to net loss of RMB40.5 million in the same period of 2021. Non-GAAP adjusted net income6 was RMB36.7 million (US$5.8 million) in the first quarter of 2022, compared to net loss of RMB37.8 million in the same period of 2021.

Net income attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB33.0 million (US$5.2 million) in the first quarter of 2022, compared to net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders of RMB39.5 million in the same period of 2021.

Basic and diluted net income per ADS were both RMB0.802 (US$0.126) in the first quarter of 2022, compared to basic and diluted net loss per ADS of RMB0.938 in the same period of 2021.

Certain Balance Sheet Items

As of March 31, 2022, the Company had cash, cash equivalents and short-term investments of RMB171.1 million (US$27.0 million), compared to RMB216.1 million as of December 31, 2021. The decrease was mainly attributable to payment of year-end employee bonus and benefits, as well as small-sized long-term investments in several New-Economy start-up companies in the first quarter of 2022.

6 Non-GAAP adjusted income/(loss) represents net income/(loss) excluding share-based compensation expenses

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on, June 1 2022 (8:00 PM Beijing/Hong Kong Time on June 1, 2022). Details for the conference call are as follows:

Event Title:	36Kr Holdings Inc. First Quarter 2022 Earnings Conference Call
Conference ID:	8429308
Registration Link:	http://apac.directeventreg.com/registration/event/8429308

All participants must use the link provided above to complete the online registration process 20 minutes in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in number, Direct Event passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until June 8, 2022, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400- 820-9035
Replay Access Code:	8429308

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China’s New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China’s New Economy.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net loss represents net loss excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.3393 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of March 31, 2022.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,	March 31,
	2021	2022	2022
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	96,965	128,387	20,253
Short-term investments	119,140	42,713	6,738
Accounts receivable, net	180,161	184,330	29,077
Receivables due from related parties	3,630	1,563	247
Prepayments and other current assets	42,612	41,927	6,614
Total current assets	442,508	398,920	62,929
Non-current assets:
Property and equipment, net	3,159	2,942	464
Intangible assets, net	808	778	123
Long-term investments	41,442	88,210	13,915
Operating lease right-of-use assets, net	13,818	11,199	1,767
Total non-current assets	59,227	103,129	16,269
Total assets	501,735	502,049	79,198

Liabilities
Current liabilities:
Accounts payable	56,266	43,114	6,801
Salary and welfare payables	55,788	32,961	5,199
Taxes payable	12,836	10,540	1,663
Deferred revenue	28,863	33,982	5,361
Amounts due to related parties	1,328	10	2
Accrued liabilities and other payables	17,501	17,156	2,706
Short-term bank loan	5,000	5,000	789
Operating lease liabilities	16,302	16,537	2,609
Total current liabilities	193,884	159,300	25,130
Non-current liabilities:
Operating lease liabilities	586	625	99
Total non-current liabilities	586	625	99
Total liabilities	194,470	159,925	25,229

Shareholders’ equity
Ordinary shares	694	694	109
Treasury stock	(13,598)	(13,598)	(2,145)
Additional paid-in capital	2,049,448	2,054,947	324,160
Accumulated deficit	(1,728,152)	(1,695,170)	(267,406)
Accumulated other comprehensive loss	(8,987)	(9,154)	(1,444)
Total 36Kr Holdings Inc.'s shareholders’ equity	299,405	337,719	53,274
Non-controlling interests	7,860	4,405	695
Total shareholders’ equity	307,265	342,124	53,969
Total liabilities and shareholders’ equity	501,735	502,049	79,198

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Three Months Ended
	March 31,	March 31,	March 31,
	2021	2022	2022
	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	33,230	37,596	5,931
Enterprise value-added services	6,896	9,337	1,473
Subscription services	3,415	2,673	422
Total revenues	43,541	49,606	7,826
Cost of revenues	(20,165)	(23,889)	(3,768)
Gross profit	23,376	25,717	4,058
Operating expenses:
Sales and marketing expenses	(35,700)	(29,684)	(4,683)
General and administrative expenses	(20,159)	10,004	1,578
Research and development expenses	(8,974)	(13,769)	(2,172)
Total operating expenses	(64,833)	(33,449)	(5,277)
Loss from operations	(41,457)	(7,732)	(1,219)
Other income/(expenses):
Share of loss from equity method investments	(1,981)	(686)	(108)
Gain on disposal of a subsidiary	-	38,019	5,997
Short-term investment income	980	628	99
Government grant	1,786	791	125
Others, net	210	1,596	252
(Loss)/income before income tax	(40,462)	32,616	5,146
Income tax credit	6	5	1
Net (loss)/income	(40,456)	32,621	5,147
Net loss attributable to non-controlling interests	927	361	57
Net (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(39,529)	32,982	5,204

Net (loss)/income	(40,456)	32,621	5,147
Other comprehensive income/(loss)
Foreign currency translation adjustments	338	(167)	(26)
Total other comprehensive income/(loss)	338	(167)	(26)
Total comprehensive (loss)/income	(40,118)	32,454	5,121
Net loss attributable to non-controlling interests	927	361	57
Comprehensive (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(39,191)	32,815	5,178

Net (loss)/income per ordinary share (RMB)
Basic	(0.038)	0.032	0.005
Diluted	(0.038)	0.032	0.005
Net (loss)/income per ADS (RMB)
Basic	(0.938)	0.802	0.126
Diluted	(0.938)	0.802	0.126
Weighted average number of ordinary shares used in per share calculation
Basic	1,029,381,488	1,028,586,020	1,028,586,020
Diluted	1,029,381,488	1,028,586,020	1,028,586,020
Weighted average number of ADS used in per ADS calculation
Basic	41,175,260	41,143,441	41,143,441
Diluted	41,175,260	41,143,441	41,143,441

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended
	March 31,	March 31,	March 31,
	2021	2022	2022
	RMB’000	RMB’000	US$’000
Net (loss)/income	(40,456)	32,621	5,147
Share-based compensation expenses	2,667	4,112	649
Non-GAAP adjusted net (loss)/income	(37,789)	36,733	5,796
Interest income, net	(105)	(133)	(21)
Income tax credit	(6)	(5)	(1)
Depreciation and amortization expenses	654	473	75
Non-GAAP adjusted EBITDA	(37,246)	37,068	5,849